UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of December 2025

000-56429

(Commission File Number)

INX LIMITED

(Exact name of Registrant as specified in its charter)

57/63 Line Wall Road

Gibraltar GX11 1AA

Tel: +350 200 79000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

CONTENTS

This Form 6-K is being furnished to report that OpenDeal Inc. (d/b/a Republic) (“Republic”) after the recent reserve distribution made to INX Token holders as a result of the change of ownership of INX Limited, Republic intends to take steps to terminate secondary trading of the INX Tokens on the INX.One platform in the coming weeks, and, subject to applicable law and the terms of the INX Tokens, may offer to repurchase or exchange the INX Tokens in its discretionary business judgment. The INX Tokens were initially issued to provide holders with the right to receive certain pro rata distributions from the applicable net profit generated by INX Limited. However, to date, INX Limited has operated with significant losses since inception and, as such, INX Tokens have not accrued or issued any profit-related cash distributions to their holders. As the new ultimate parent entity of INX Limited, Republic intends to provide INX Token holders with an opportunity to participate in a voluntary offer, the details of which will be announced in the coming weeks, to realize some value for their INX tokens through a repurchase or an exchange. Republic believes this will provide INX Token holders with a meaningful investment opportunity, albeit not free from risks.

No action is required by INX Token holders at this time.

This communication is for informational purposes only and does not constitute an offer to buy or the solicitation of an offer to sell any securities, including the INX Tokens, nor is it a substitute for any offer or tender materials or other documentation that may be required to be filed with or furnished to the Securities and Exchange Commission or provided to INX Token holders under applicable law. Any repurchase or exchange of the INX Tokens will be made only in accordance with applicable securities laws and pursuant to definitive documentation setting forth the terms and conditions, which INX Token holders should read carefully when available.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INX Limited

Date: December 12, 2025	By:	/s/ Shy Datika
Shy Datika
President and CEO

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